UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 16, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following consists of Caterpillar Inc.'s First-Quarter Results released on April 16, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Caterpillar Inc.

April 16, 2002

FOR IMMEDIATE RELEASE

Caterpillar achieves profit of 23 cents per share; reaffirms sales and revenues, profit forecast for full year

PEORIA, Ill. – – Caterpillar Inc. (NYSE: CAT) today reported first-quarter 2002 sales and revenues of $4.41 billion and profit of $80 million or 23 cents per share.

"These results are in line with our expectations for a slower first half of the year and demonstrate our ability to perform well, even when many of the major industries we serve continue to be depressed," said Caterpillar Chairman and CEO Glen Barton. "The diversity of our products and services allowed us to achieve solid profitability despite a significant drop in sales to the electric power generation and coal mining sectors."

Sales and revenues of $4.41 billion compared with $4.81 billion in the first quarter of 2001. Sales for the quarter were higher in Asia/Pacific and Latin America, partially offsetting declines in North America and Europe, Africa and the Middle East. North American truck and bus engine sales rebounded substantially from low levels, helping offset declines in mining, general construction and electric power generation. Caterpillar's Financial Products Division continued its strong performance.

Profit was $80 million or 23 cents per share compared with $162 million or 47 cents per share in the first quarter 2001. Company profit declined primarily because of lower sales of larger machines and engines and related manufacturing inefficiencies.

"We remain confident that sales and revenues will be about the same as last year, aided by improving global business conditions in the second half of the year," Barton said. "We expect profit to be up slightly for the full year, reflecting continued efforts to aggressively improve our cost structure, aided by the global success of 6 Sigma projects. In addition, the diversity of our products and services, our worldwide presence, and low dealer inventory levels put us in an excellent position to perform well once the economic recovery takes hold."

For more than 75 years, Caterpillar has been building the world's infrastructure and, in partnership with our independent dealers, is driving positive and sustainable change on every continent. Caterpillar is the world's largest maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company is a technology leader in construction, transportation, mining, forestry, energy, logistics, financing and electric power generation. More information is available at http://www.CAT.com/.

DETAILED ANALYSIS

FIRST-QUARTER 2002 COMPARED WITH FIRST-QUARTER 2001

First-quarter 2002 sales and revenues were $4.41 billion with profit of $80 million or 23 cents per share. This compares with sales and revenues of $4.81 billion and profit of $162 million or 47 cents per share in the first quarter 2001.

MACHINERY AND ENGINES

		Sales			
(Millions of dollars)	**Total**	**North America**	**EAME** *	**Latin America**	**Asia/ Pacific**
First-Quarter 2002					
Machinery	$ 2,671	$ 1,479	$ 663	$ 219	$ 310
Engines **	1,373	614	418	146	195
	$ 4,044	$ 2,093	$ 1,081	$ 365	$ 505
First-Quarter 2001					
Machinery	$ 2,961	$ 1,673	$ 823	$ 191	$ 274
Engines **	1,500	844	391	116	149
	$ 4,461	$ 2,517	$ 1,214	$ 307	$ 423

* Europe, Africa & Middle East and Commonwealth of Independent States

** Does not include internal engine transfers of $309 million and $310 million in first-quarter 2002 and first-quarter 2001, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Machinery sales were $2.67 billion, a decrease of $290 million or 10 percent from first-quarter 2001. Physical sales volume decreased 11 percent from a year ago as sales gains in Asia/Pacific and Latin America were more than offset by lower sales in North America and EAME. Sales in Asia/Pacific and Latin America were higher compared to first-quarter 2001 due to the impact of changes in dealer inventory. Sales decreased in North America and EAME due to lower dealer sales to most industry sectors, especially larger machines into mining, and a slower pace of seasonal inventory growth by dealers compared to one year ago.

Engine sales were $1.37 billion, a decline of $127 million or 8 percent from first-quarter 2001. Physical sales volume declined 7 percent. Higher sales in EAME, Latin America and Asia/Pacific were more than offset by lower sales in North America, as dealers reduced inventory reflecting lower industry demand in electric power generation.

Operating Profit / (Loss)				
(Millions of dollars)	**First-Quarter**		**First-Quarter**	
	2002		**2001**	
Machinery	$	121	$	215
Engines		(14)		63
	$	107	$	278

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit decreased $94 million, or 44 percent from first-quarter 2001 primarily due to the lower physical sales volume of larger machines and related manufacturing inefficiencies.

Engine operating profit decreased $77 million from first quarter 2001 primarily due to the lower physical volume of large reciprocating engines and related manufacturing inefficiencies, as well as lower price realization due to competitive pressures in North America.

Interest expense was $9 million lower than a year ago.

Other income/expense was expense of $7 million compared to expense of $48 million last year. The favorable change was mostly due to lower cost of financing trade receivables and lower foreign exchange losses in the first-quarter 2002.

FINANCIAL PRODUCTS

Revenues for the first quarter were $402 million, down $3 million or 1 percent compared with first-quarter 2001. The favorable impact of the continued portfolio growth at Caterpillar Financial Services Corporation (Cat Financial) and an increase in extended service contract premiums at Caterpillar Insurance Holdings Inc. (Cat Insurance) were more than offset by the impact of generally lower interest rates on Cat Financial revenues.

Before tax profit was $90 million, up $7 million or 8 percent from the first quarter a year ago. The increase in profit was due to a better spread on the portfolio at Cat Financial and higher underwriting income at Cat Insurance. The increases were partially offset by a higher provision for credit losses at Cat Financial.

INCOME TAXES

First-quarter tax expense reflects an estimated annual tax rate of 30 percent for 2002 and 32 percent for 2001.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results decreased $7 million from first quarter a year ago, primarily due to losses at Caterpillar Claas America.

OUTLOOK

We expect full-year 2002 sales and revenues to be about flat with 2001. Full-year profit is projected to be up slightly in 2002, excluding nonrecurring charges recorded in 2001 for the sale of the Challenger agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. (Complete outlook begins on page 7).

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Worldwide dealer machine sales (including both sales to end users and deliveries to dealer rental operations) in the first-quarter 2002 were lower than a year ago. Sales declined in North America, EAME and Latin America.   Sales in Asia/Pacific remained near year-earlier levels.

In North America, higher sales to the waste sector and unchanged sales to the industrial and forestry sectors were more than offset by declines into general construction, heavy construction, quarry & aggregates, agriculture and mining.

Sales declined in EAME due to lower demand from the mining, general construction, agriculture, waste, forestry and industrial sectors. Sales into quarry & aggregates and heavy construction were flat.

In Asia/Pacific, higher sales into heavy construction, general construction, waste, industrial and agriculture offset lower sales into mining, quarry & aggregates and forestry.

In Latin America, sales increases to the forestry and industrial sectors were more than offset by lower sales into mining, general construction, heavy construction, agriculture, quarry & aggregates and waste.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at the end of the first quarter were lower than a year ago. Declines in North America and EAME more than offset increases in Latin America, while inventories in Asia/Pacific were flat. Inventories compared to current selling rates were lower than year-earlier levels in North America, EAME and Latin America and remained at the same level as last year in Asia/Pacific.

Engine Sales to End Users and OEMs

Worldwide engine sales to end users and OEMs were flat compared to the first quarter of 2001. Sales increases in Asia/Pacific and Latin America were offset by declines in North America and EAME.

In North America, increased demand for engines used in marine and on-highway applications was more than offset by weaker demand from the industrial, petroleum and electric power applications.

In EAME, demand for engines used in petroleum applications rose sharply in the first quarter of 2002 but overall sales declined as demand for engines used in industrial, marine, and electric power applications weakened compared to first quarter 2001.

In Asia/Pacific, increases in petroleum applications more than offset reduced demand in other engine applications.

Robust sales gains occurred in Latin America as Caterpillar dealers shipped heavily into Brazil to help meet electric power shortages caused by hydroelectric production shortfalls; in addition, engine demand from petroleum more than doubled from first quarter last year.

EMPLOYMENT

At the end of first-quarter 2002, Caterpillar's worldwide employment was 71,843 compared with 69,388 one year ago. Acquisitions have added 1,825 since first-quarter 2001.

CONDENSED CASH FLOW

Net free cash flow (profit after tax adjusted for depreciation, changes in working capital and other noncash items, capital expenditures, and dividends) for *Machinery and Engines* was negative $335 million through the first quarter of 2002, a decrease of $197 million from 2001. This decrease was primarily due to lower profit after tax and an increase in working capital.

For the Twelve Months Ended (Millions of dollars)	Consolidated		Machinery & Engines *		Financial Products	
	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001
Profit after tax	$80	$162	$80	$162	$58	$54
Depreciation and amortization	296	289	201	215	95	74
Nonrecurring charges						
Change in working capital; and Other	(273)	(135)	(374)	(242)	40	72
Capital expenditures excluding equipment leased to others	(152)	(156)	(145)	(152)	(7)	(4)
Expenditures for equipment leased to others, net of disposals	(111)	(86)	23	(4)	(134)	(82)
Dividends paid	(120)	(117)	(120)	(117)	-	(5)
Net Free Cash Flow	**(280)**	**(43)**	**(335)**	**(138)**	**52**	**109**
Other significant cash flow items:						
Treasury shares purchased	-	(19)	-	(19)	-	-
Net (increase) decrease in long-term finance receivables	(135)	(623)	-	-	(135)	(623)
Net increase (decrease) in debt	619	1,019	242	123	377	896
Investments and acquisitions - (net of cash acquired)	(262)	(378)	(15)	(95)	(247)	(283)
Other	(40)	(43)	23	59	(60)	(116)
Change in cash and short-term Investments	$(98)	$(87)	$(85)	$(70)	$(13)	$(17)

* Represents Caterpillar Inc. and its subsidiaries with *Financial Products* accounted for on the equity basis.

Note: "Change in working capital; and Other" excludes changes in cash, debt and dividends payable. Also, due to the acquisition and consolidation of new companies, certain amounts have been removed from "Change in working capital; and Other" and "Capital expenditures excluding equipment leased to others" and included in "Investments and acquisitions" or "Other".

OUTLOOK

Summary

World economic growth prospects showed clear signs of improvement in the first quarter of 2002. Spending and production increased at good rates in North America as a recovery began in the United States. In addition, a range of European leading indicators are beginning to signal an economic recovery in Europe in the second half of 2002. As a result, we continue to anticipate improving global business conditions in the second half of the year, led initially by a recovery in North America and followed by a recovery in Europe.

However, even with this growth scenario, most industrial markets are building from very low levels of capacity utilization. As a result, corporate profits – and related capital equipment outlays -- are not expected to see meaningful growth until the second half of 2002.

In this economic environment, worldwide industry opportunity is expected to be about flat in 2002. Company sales and revenues are also projected to be about flat. Despite weakness in the first quarter, full-year profit is projected to be up slightly in 2002, excluding the nonrecurring charges recorded in 2001. The anticipated profit improvement reflects the company's continuing actions to reduce costs and improve efficiencies.

North America

In the United States, a solid recovery in the first quarter was supported by continued good rates of consumer spending (non-autos), strong demand for housing, further growth in government spending and a pick-up in industrial production driven by substantially reduced rates of inventory liquidation.

The Canadian economy will benefit from the U.S. recovery, and, similar to the U.S., consumer spending and housing demand will receive a boost from modest tax reductions.

While the U.S. economy benefited from a strong recovery in early 2002, equipment spending in many major industries is not expected to grow materially until the second half of 2002. Full-year industry sales of construction and industrial machines are projected to be about flat. Improvement over the course of the year is expected in general construction and industrial equipment. With the mild winter, however, coal prices and production have come under downward pressure, and sales to coal mining are expected to be down.

Full-year industry engine sales are expected to be flat to up slightly. We expect slightly higher sales in most engine sectors to be offset by weaker sales to petroleum applications. As a result, company sales of machines and engines in North America are expected to be about flat.

EAME

In EAME, good improvements in leading indicators in early 2002 also point to a recovery in the second half of 2002. But this is not expected to be strong enough economic growth to lead to material improvement in the industries that we serve until 2003. As a result, company sales in the EAME region are projected to be about flat.

Asia/Pacific

In Asia/Pacific, business conditions are gradually improving in developing Asia in response to the U.S. recovery. As a result, equipment spending is moving up from relatively depressed levels. Japan continues to be a drag on the regional recovery, and industry sales are projected to be down. Economic growth in China is expected to remain strong, leading to moderately higher industry sales, and sales in Australia and India are also expected to be up moderately. Overall company sales in the region are expected to be flat to up slightly.

Latin America

In Latin America, business conditions in Mexico are expected to improve in conjunction with the U.S. recovery. In addition, Brazil's economy is showing signs of improvement and industrial production moved up early in 2002. We continue to expected Latin American countries to seek additional engines to provide more stable electric power supplies. Political and economic uncertainty continues in both Venezuela and Argentina but any associated negative shocks to machine and engine industry demand is expected to be confined to those countries. Company sales in the region are expected to be up slightly.

<center>*   *   *</center>

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on April 16, 2002. That filing is available from the SEC website at http://www.sec.gov/cgi-bin/srch-edgar.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
(800) 228-7717 (Inside the United States and Canada)
(858) 244-2080 (Outside the United States and Canada)

Internet:
http://www.CAT.com/investor
http://www.CAT.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
Marsha Hausser
Corporate Public Affairs
(309) 675-1841
hausser_marsha_m@CAT.com

Note: Information contained on our website is not incorporated by reference into this release.

<center>Financial Pages Follow</center>

CATERPILLAR INC.
CONDENSED CONSOLIDATED RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED
(UNAUDITED)

(Millions of dollars except per share data)

| | Consolidated | | Supplemental Consolidating Data | | | |
| | | | Machinery & Engines * | | Financial Products | |
	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2001
Sales and revenues:						
Sales of Machinery & Engines	$4,044	$4,461	$4,044	$4,461	$ -	$ -
Revenues of Financial Products	365	349	-	-	402	405
Total sales and revenues	4,409	4,810	4,044	4,461	402	405
Operating costs:						
Cost of goods sold	3,205	3,462	3,205	3,462	-	-
Selling, general, and administrative expenses	649	621	561	554	108	77
Research and development expenses	171	167	171	167	-	-
Interest expense of Financial Products	123	182	-	-	127	193
Other Operating expenses	91	69	-	-	91	69
Total operating costs	4,239	4,501	3,937	4,183	326	339
Operating Profit	170	309	107	278	76	66
Interest expense excluding Financial Products	69	78	69	78	-	-
Other income (expense)	20	4	(7)	(48)	14	17
Consolidated profit before taxes	121	235	31	152	90	83
Provision for income taxes	36	75	2	45	34	30
Profit of consolidated companies	85	160	29	107	56	53
Equity in profit of unconsolidated affiliates	(5)	2	(7)	1	2	1
Equity in profit of Financial Products subsidiaries	-	-	58	54	-	-
Profit	$80	$162	$80	$162	$58	$54
EPS of common stock	$0.23	$0.47				
EPS of common stock - assuming dilution	$0.23	$0.47				
Weighted average shares outstanding (thousands)						
Basic	343,592	343,315				
Assuming dilution	347,737	346,635				

* Represents Caterpillar Inc. and its subsidiaries with *Financial Products* accounted for on the equity basis. Transactions between *Machinery and Engines* and *Financial Products* have been eliminated to arrive at the Consolidated data.

CATERPILLAR INC.
CONDENSED FINANCIAL POSITION*
(Millions of dollars)

	Consolidated (Caterpillar Inc. and Subsidiaries)		
Assets	Mar. 31, 2002	Dec. 31, 2001	Mar. 31, 2001
Current assets:			
Cash and short-term investments	$302	$400	$247
Receivables – trade and other	2,619	2,592	2,517
Receivables – finance	6,074	5,849	5,928
Deferred and refundable income taxes	439	423	305
Prepaid expenses	1,235	1,211	1,039
Inventories	3,214	2,925	2,964
Total current assets	13,883	13,400	13,000
Property, plant, and equipment – net	6,622	6,603	5,993
Long-term receivables – trade and other	61	55	75
Long-term receivables – finance	6,260	6,267	6,028
Investments in unconsolidated affiliated companies	750	787	875
Deferred income taxes	899	938	927
Intangible assets	286	274	62
Goodwill	1,397	1,397	1,420
Other assets	989	936	845
Total Assets	$31,147	$30,657	$29,225
Liabilities			
Current liabilities:			
Short-term borrowings:			
-- Machinery & Engines	$353	$219	$633
-- Financial Products	1,669	1,961	1,091
Accounts payable	2,182	2,123	2,234
Accrued expenses	1,366	1,419	1,099
Accrued wages, salaries, and employee benefits	1,258	1,292	1,200
Dividends payable	-	120	-
Deferred and current income taxes payable	6	11	9
Long-term debt due within one year:			
-- Machinery & Engines	265	73	264
-- Financial Products	2,946	3,058	2,706
Total current liabilities	10,045	10,276	9,236
Long-term debt due after one year:			
-- Machinery & Engines	3,403	3,492	2,824
-- Financial Products	8,531	7,799	8,518
Liability for post-employment benefits	3,120	3,103	2,515
Deferred income taxes and other liabilities	375	376	457
Total Liabilities	25,474	25,046	23,550
Stockholders' Equity			
Common stock	1,036	1,043	1,051
Profit employed in the business	7,613	7,533	7,367
Accumulated other comprehensive income	(294)	(269)	(54)
Treasury stock	(2,682)	(2,696)	(2,689)
Total Stockholders' Equity	5,673	5,611	5,675
Total Liabilities and Stockholders' Equity	$31,147	$30,657	$29,225

* Unaudited except for Consolidated December 31, 2001 amounts.

Certain amounts for prior periods have been reclassified to conform with current financial statement presentation.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our First-Quarter 2002 Results Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors
Our current outlook calls for a recovery in the U.S. economy in 2002. Our outlook assumes that the events of September 11th and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant economic shocks or sequence of shocks, there could be a more protracted negative impact on consumer spending and housing starts, which would negatively impact company results.

After a strong first quarter, U.S. growth is expected to continue at good rates in the second, third and fourth quarters of 2002. Should recent interest rate and tax reductions fail to stimulate the U.S. economy as expected, leading to renewed economic weakness, then sales of machines and engines may decline in 2002. The outlook also projects that economic growth is expected to improve in Asia/Pacific, Europe, Africa & Middle East and Latin America. If, for any reason, these projected growth rates do not improve, sales would likely be lower than anticipated in the affected region. Ongoing weakness in Japan is leading to lower than expected growth in the Asia/Pacific region, particularly Southeast Asia. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result. Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies.

In particular, our outlook assumes that Europe, the United Kingdom and Canada implements and commits to maintain economic stimulus measures and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The Japanese economy continues to show weakness, and this is having a negative impact on the outlook for the Asia/Pacific region for 2002. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the Argentina crisis is confined to only Argentina, and does not spill over to negatively impact growth prospects in neighboring countries. If negative spillover effects become amplified, this could result in greater regional economic and financial uncertainty and weaker regional growth. Our outlook also assumes that currency and stock markets remain relatively stable, and that average world oil prices fluctuate in a range of $20 to $25 a barrel. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets do not recover, uncertainty would increase, both of which would probably result in slower economic growth and lower sales. In addition, an eruption of political violence in the Middle East could lead to oil supply disruptions and resumed upward pressure on oil prices. In this case inflation pressures would move up again and interest rates would be higher than currently projected, leading to slower world economic growth and lower company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

Commodity Prices
The outlook for our sales also depends on commodity prices. Our outlook for an improvement in world economic growth in 2002 suggests that industrial metals prices would start to see a recovery no later than the second half of 2002. Industrial metal prices started to improve in the first quarter of 2002, but further gains are required before we see gains in production and a positive impact on equipment sales. As a result, machine sales to industrial metals area are not expected to improve until the second half of 2002. Oil prices declined, as expected, from an average of about $30 to $32 a barrel in 2000 to an average of $25 to $30 a barrel in 2001. We are expecting an average of $20 to $25 a barrel in 2002. Agricultural prices are projected to be up slightly in 2002. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices (oil, coal and natural gas) are expected to be down only moderately in 2002.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and lower than expected sales to the industrial metals and agriculture sectors.

Monetary and Fiscal Policies
For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve moved aggressively to reduce interest rates in 2001. This action, together with federal tax cuts is expected to stimulate a continuing recovery in U.S. growth in 2002. On the other hand, the European Central Bank did not reduce interest rates as aggressively in response to slower economic growth and a weak agriculture sector in 2001, and machine demand in Europe is likely to be lower in 2002.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for higher year over year U.S. growth in 2002, with positive growth in the first quarter of 2002 followed by good growth rates in the remaining quarters of 2002. If, for whatever reason, there was a setback leading to weak or negative growth in the second, third or fourth quarters of 2002 then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors

Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which is having and should continue to have a positive impact on the U.S. economy. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant expected political developments in Latin America, Asia, and Europe, Africa and the Middle East which are expected to take place in 2002 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, renewed political uncertainty in Japan is contributing to a decline in business confidence, asset values and capital investment there.

In addition, significant political and economic instability persists in Argentina, Venezuela and the Middle East. Our outlook assumes that the effects of instability in Argentina and Venezuela will be confined to those countries and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina and Venezuela through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina, Venezuela and other countries in the region. In addition, our outlook assumes that the recent escalation of the conflict in the Middle East does not persist or deteriorate further. The outlook assumes that Middle East tensions will ease over time.

Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Further, since the Company's largest manufacturing presence is in the U.S., a sustained overvalued dollar could have an unfavorable impact on our global competitiveness.

Dealer Practices

A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2002 than at the end of 2001. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000 and 2001, there was a material increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment, and the company expects a similar positive impact of higher highway construction activity on machine sales in 2002. If funding for highway and airport construction in 2002 is reduced or delayed, or is concentrated on areas where company products do not play a significant role, sales could be negatively impacted. We are projecting further increases in highway/airport public spending in 2002. If these spending plans are reduced by Federal and/or state governments, machine sales would be lower than current projections.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company is required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. However, EPA is currently in the process of setting new levels for these non-conformance penalties. Our outlook assumes that complying with the Consent Decree will not materially impact our results. If, however, Caterpillar must pay non-conformance penalties and EPA imposes penalty levels higher than anticipated, our profit could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 16, 2002   By: /s/ James B. Buda
                                       James B. Buda
                                       Vice President